Filed Pursuant to Rule 433

File No: 333-278466

Canadian National Railway Company

US$300,000,000 4.200% Notes due 2031

US$400,000,000 4.750% Notes due 2035

Pricing Term Sheet

November 6, 2025

Issuer:	Canadian National Railway Company

Expected Ratings (Moody’s / S&P):*	A2 / A-

Trade Date:	November 6, 2025

Settlement Date:**	November 12, 2025 (T+3)

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	CIBC World Markets Corp. Desjardins Securities Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC

US$300,000,000 4.200% Notes due 2031 (the “2031 Notes”)

Maturity Date:	March 12, 2031

Security Type:	4.200% Notes due 2031

Principal Amount:	US$300,000,000

Benchmark Treasury:	3.625% due October 31, 2030

Benchmark Treasury Price / Yield:	99-23+ / 3.684%

Spread to Benchmark Treasury:	+55 basis points

Yield to Maturity:	4.234%

Coupon:	4.200% per annum, accruing from November 12, 2025

Price to Public:	99.844% of principal amount

Interest Payment Dates:	March 12 and September 12 of each year, commencing on March 12, 2026

Optional Redemption:

The Issuer may redeem the 2031 Notes, at its option, in whole or in part, at any time and from time to time prior to February 12, 2031 at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on February 12, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement dated November 6, 2025, the “Preliminary Prospectus Supplement”) plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may redeem the 2031 Notes on or after February 12, 2031 in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	136375 DV1 / US136375DV17

US$400,000,000 4.750% Notes due 2035 (the “2035 Notes” and, together with the 2031 Notes, the “Notes”)

Maturity Date:	November 12, 2035

Security Type:	4.750% Notes due 2035

Principal Amount:	US$400,000,000

Benchmark Treasury:	4.250% due August 15, 2035

Benchmark Treasury Price / Yield:	101-09+ / 4.087%
.
Spread to Benchmark Treasury:	+70 basis points

Yield to Maturity:	4.787%

Coupon:	4.750% per annum, accruing from November 12, 2025

Price to Public:	99.709% of principal amount

Interest Payment Dates:	May 12 and November 12 of each year, commencing on May 12, 2026

Optional Redemption:

The Issuer may redeem the 2035 Notes, at its option, in whole or in part, at any time and from time to time prior to August 12, 2035 at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on August 12, 2035) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2035 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may redeem the 2035 Notes on or after August 12, 2035 in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	136375 DW9 / US136375DW99

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about November  12, 2025, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Pursuant to 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the date that is one business day preceding the settlement date should consult their advisers.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at 800-294-1322, J.P. Morgan Securities LLC, collect, at 212-834-4533, RBC Capital Markets, LLC, toll-free at 866-375-6829 or Wells Fargo Securities, LLC, toll-free at 800-645-3751.

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